FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

August 21, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods OJSC” or the “Company”] hereby notifies of resolutions adopted by the Board of Directors of WBD Foods OJSC on August 13, 2003.

1.1.                      In fulfillment of the formal requirements of the Federal Law “On Joint Stock Companies” regarding the conclusion of transactions involving a potential interest, and in view of the absence of a genuine conflict of interests, be it resolved that the following transactions be approved:

1.          Wimm-Bill-Dann Foods OJSC (“WBD Foods”) will provide Wimm-Bill-Dann Trade Company CJSC (Borrower) with a loan in an amount equivalent to 1,800,000 (one million eight hundred thousand) U.S. dollars (beneficiary: WBD Trade Company).

2.          WBD Foods (Licensor) will grant to Tsaritsino Dairy Plant OJSC (Licensee) for the duration of the agreement, in exchange for compensation to be paid by Licensee, a nonexclusive license in the Russian Federation to use the “Chudo” trademark (certificate No. 245484 dated October 26, 2001) for the goods and services listed in the agreement, and the right to sublicense the trademark to third parties.

Compensation (royalties) will be paid monthly and calculated as follows:

from 0.01% to 10% of the total price of the product sold by the Licensee under the trademark plus 20% VAT, but no less than 120 rubles, including VAT (20%). The total price of the sold product will be calculated exclusive of VAT.

3.          WBD Foods (Licensor) will grant to Lianozovo Dairy Plant OJSC (Licensee) for the duration of the agreement, in exchange for compensation to be paid by Licensee, a nonexclusive right in the Russian Federation to use the “BIO-MAX” trademark (certificate No. 244489 dated April 27, 2001) for the goods and services listed in the agreement, and the right to sublicense the trademark to third parties.

Compensation (royalties) will be paid monthly and calculated as follows:

from 0.01% to 10% of the total price of the product sold by the Licensee under the trademark plus 20% VAT, but no less than 120 rubles, including VAT (20%). The total price of the sold product will be calculated exclusive of VAT.

4.          Lianozovo Dairy Plant OJSC (Lessor) will lease to WBD Foods (Lessee) a Mitsubishi Galant motor vehicle and a Nissan Primera motor vehicle for rent in the amount of 854,731.26 rubles for 17.25 months for both vehicles, including VAT (beneficiary: WBD Foods).

5.          Wimm-Bill-Dann Trade Company CJSC (Storer) agrees to store at its warehouse goods (advertising and printed products) transferred to it by WBD Foods (Depositor), and to return these goods safely, and Depositor agrees to pay Storer compensation of 120 (one hundred twenty) rubles, including 20% VAT of 20 (twenty) rubles, for each day that goods are stored at the warehouse, regardless of their quantity and volume (beneficiary: WBD Foods).

6.          WBD Foods OJSC (Licensor) shall grant to “Wonder Berry GmbH” (Licensee) for consideration an exclusive license for use of the following trademarks (the “Trademarks”):

“Wonder Berry” (“WB”), as per the Trademark certificates:

1.           Wonder Berry (in Latin) – cow-berry (Certificate No. 301 31 656)

2.           Wonder Berry (in Latin) – cherry and red currant (Certificate No. 301 31 655)

3.                    Wonder Berry (in Latin) – cranberry and raspberry (Certificate No. 301 31 657)

4.                    Wonder Berry (in Latin) – cranberry, bilberry and blackberry (Certificate No. 301 31 658)

in the territory of Germany until December 31, 2013.

Payments will be made in the form of two biannual installments in each calendar year by February 1 and August 1, respectively.

The value of the contract is determined as follows:

1.               During the first three years of the term of the contract – 0.01% of the total value of the actually produced goods, but not less than six hundred US dollars ($600) a year, including VAT (20%);

2.               Upon expiry of the first three years of the term of the contract - 2% of the total value of the actually produced goods, but not less than one thousand US dollars ($1,000) a year, including VAT (20%).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Vladimir V. Preobrajensky
Name:	Vladimir V. Preobrajensky
Title:	Chief Financial Officer Wimm-Bill-Dann Foods OJSC

Date:    August 21, 2003